Exhibit 99.1

BTC Digital Ltd. Reminds Shareholders to Vote at Extraordinary General Meeting Postponed to August 22, 2025

●	Votes Received to Date are Overwhelmingly in Favor of the Company’s Proposals

●	More Votes Are Needed to Reach the Quorum Required to Hold the Meeting

●	Every Vote Is Important to Avoid Further Delays and Additional Solicitation Costs

●	All Holders as of June 27, 2025 are Eligible to Vote and Retain the Voting Rights

SINGAPORE, August 5, 2025 – BTC Digital Ltd. (Nasdaq: BTCT) (the “Company”), would like to remind its shareholders to vote ahead of its upcoming rescheduled extraordinary general meeting scheduled to be held on August 22, 2025, at 9:30 a.m. Eastern Time (the “Meeting”).

“The overwhelming majority of shareholders who have submitted their votes have voted in favor of the Company’s proposals,” said Siguang Peng, Chief Executive Officer. “However, the Company has several thousand shareholders, with many of them holding relatively small positions. For the Company’s proposals to be approved, it is necessary for shareholders with smaller positions to submit their votes as well. Our larger shareholders cannot carry this forward alone. We encourage everyone who owned BTCT shares on June 27th, the record date for this meeting, to exercise their right to vote. Even if you have since sold your shares, if you were the holder of record on June 27th, you still retain the voting rights. We are encouraging all holders to vote and help approve the Company’s proposals as unanimously recommended by the board of directors,” he added.

There is no change to the physical location, the record date, the purpose, or any of the proposals to be acted upon at the Meeting. The Company has engaged Advantage Proxy, Inc. to solicit proxies from shareholders during the period prior to the postponed Meeting. If any shareholders have questions or need assistance in connection with the postponed Meeting, please contact the Company’s proxy solicitor, Advantage Proxy, Inc. by one of the following methods:

Toll Free - (877) 870-8565

Collect - (206) 870-8565

Email - ksmith@advantageproxy.com

About the Company

BTC Digital Ltd.is a blockchain technology company, with a long-term strategy to create value across the metaverse, blockchain and cryptocurrency mining industry. The Company is committed to developing blockchain related businesses in North America, including cryptocurrency mining, mining farm construction, mining pool and data center operation, and miner accessories business.

For more information, please visit: https://btct.investorroom.com/

Participants in the Solicitation

The Company, its directors and certain of its respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Meeting. We will pay for the entire cost of soliciting proxies from our working capital. We have engaged Advantage Proxy, Inc. (the “proxy solicitor”) to assist in the solicitation of proxies for the extraordinary general meeting. We have agreed to pay the proxy solicitor a fee of $11,500, plus associated disbursements. We will also reimburse the proxy solicitor for reasonable out-of-pocket expenses and will indemnify the proxy solicitor and its affiliates against certain claims, liabilities, losses, damages and expenses. In addition to these mailed proxy materials, our directors and officers may also solicit proxies in person, by telephone or by other means of communication. These parties will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Additional Information and Where to Find It

On June 27, 2025, the Company filed the Definitive Proxy Statement with the SEC in connection with the Meeting. To the extent information in this notice updates or conflicts with information contained in the Definitive Proxy Statement, the information in this notice is the more current information. SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS THE COMPANY FILES WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Definitive Proxy Statement (including any amendments or supplements thereto) and other documents filed with the SEC through the web site maintained by the SEC at www.sec.gov or by directing a request to the Company’s proxy solicitor, Advantage Proxy, Inc., P.O. Box 10904, Yakima, WA 98909, Toll-Free: (877) 870-8565, Collect: (206) 870-8565, Email: ksmith@advantageproxy.com.

Cautionary Statement Regarding Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. These statements are based on current expectations on the date of this communication and involve a number of risks and uncertainties that may cause actual results to differ significantly. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.